Genie Lens, Inc.
Statements of Changes in Shareholders' Equity
From March 06, 2019 (Inception) to December 31, 2020
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Earnings/(Deficit)	Total Shareholders' Equity
	Shares	Amount			
Balance, March 06, 2019 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	15,000	-	-	-	-
Net loss				(23,559)	(23,559)
Balance, December 31, 2019	15,000	$ -	$ -	$ (23,559)	$ (23,559)
Net income	-	-	-	204,000	204,000
Balance, December 31, 2020	15,000	$ -	$ -	$ 180,441	$ 180,441